UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date: June 10, 2011

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 9th Fiscal Year

April 1, 2010 to March 31, 2011

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 9th Fiscal Year

(April 1, 2010 to March 31, 2011)

1.  Matters Regarding the Current State of the Company

(1)	Business Progress and Results of the Group

Financial and Economic Environment

During the 9th fiscal year, the global economy maintained its recovery trend. Emerging countries continued to achieve solid growth but the developed countries showed weak growth. While the U.S. economy was sustained by fiscal and monetary policies, European countries grew at different speeds as certain countries faced fiscal crises. Before the Great East Japan Earthquake of March 2011, the Japanese economy was recovering gradually due to the government’s consumption stimulus measures and rising exports to Asia. However, the earthquake and tsunami devastated not only northeastern Japan but also affected the central region, causing economic activity to stagnate across a wide range of regions.

In the domestic financial and capital markets, short-term interest rates hovered at low levels as the Bank of Japan maintained its quantitative easing policy. Long-term interest rates declined to below 0.9% in October 2010, following the decline in the U.S. long-term interest rates on heightened expectations of a further quantitative easing by the U.S. Federal Reserve. It rebounded thereafter, reaching around 1.2% in March 2011. The Nikkei stock average, which had been trending higher since last September, fell sharply to the 8,600-yen level immediately after the earthquake, but recovered to the 9,000-yen level at the end of March 2011. Japanese yen, which had been strengthening steadily since the beginning of the fiscal year, reached a record-high of 76 yen to the U.S. dollar just after the earthquake, returning to the 80-85 yen to the U.S. dollar range at the end of March 2011, due mainly to the coordinated intervention of central banks.

In the Japanese financial markets, the revised Money Lending Business Act became fully effective in June 2010, introducing lower upper limits on interest rates under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates as well as controls for total borrowable amounts in the consumer finance business. Meanwhile, progress was made by regulators in reviewing the global financial regulations, and the Basel Committee on Banking Supervision announced the details of the new global standards on bank capital and liquidity in December 2010.

Business Progress and Results

Under these economic and financial circumstances, the 9th fiscal year management policy for Sumitomo Mitsui Financial Group, Inc. (the “Company”) and its subsidiaries (collectively with the Company, the “Group”), which conduct banking and other financial services including securities services, credit card services, leasing services, and system development and information processing services, was “anticipating changes and transforming our business model to grow steadily under the new regulatory and competitive environment” and “improving asset quality and rigorously controlling expenses and credit costs by focusing increasingly on risk-return and cost-return profiles.” To this end, various initiatives were implemented to “secure a resilient capital base” and “reinforce our business portfolio to achieve sustainable growth.”

A wide range of initiatives were implemented to “reinforce our business portfolio to achieve sustainable growth.” In the securities business, Nikko Cordial Securities Inc. (renamed SMBC Nikko Securities Inc. in April 2011) took steps to establish itself as one of the leading full-line securities companies in Japan. Specifically, in the retail business, in April 2010, it launched a securities intermediary business for individual clients with Sumitomo Mitsui Banking Corporation (“SMBC”), while in January 2011 it integrated the securities intermediary business of SMBC Friend Securities Co., Ltd. into its operations. In the wholesale business, it enhanced its responsiveness to institutional investors by establishing trading systems and an Equity Research Division for corporate clients. At the same time, it strengthened its overseas operation by opening offices in London, New York, Hong Kong and Shanghai in and after October 2010.

With regard to retail clients, SMBC has been leveraging Group-wide capabilities to enhance its product lineup, consulting capabilities, and user convenience by expanding Internet-related services in order to firmly establish itself as the leading bank in full-line financial services for retail clients. Meanwhile in the private banking business, SMBC commenced joint operations with Nikko Cordial Securities Inc. and Barclays Bank PLC in order to enhance its capability to satisfy the diversified needs of its retail clients.

In the credit card business, Sumitomo Mitsui Card Company, Limited and Cedyna Financial Corporation, which became our subsidiary in May 2010, accelerated cross-promotion and system integration, aiming to establishing “the number one credit card business entity in Japan.”

With regard to corporate clients, SMBC enhanced its client responsiveness in order to meet the rapidly globalizing needs of their corporate clients in a timely manner and with high-quality solutions by transferring the management of transactions with Japanese corporate clients in mainland China from the International Banking Unit to the Middle Market and Corporate Banking Unit, thereby strengthening the collaboration between the domestic and overseas branches. In addition we have been focusing on providing optimum solutions to our clients’ management issues by leveraging collaboration among three specialized departments (the Corporate Advisory Division, the Private Advisory Dept. and the Global Advisory Dept.), Corporate Business Offices, and Nikko Cordial Securities Inc. We have also been actively addressing clients’ financing needs by establishing loan commitment funds in sectors such as “environmental” and “China,” in line with the Bank of Japan’s “Fund-Provisioning Measure to Support Strengthening the Foundations for Economic Growth,” where SMBC can fully apply its know-how and information-providing capability.

With regard to the overseas business, in Asia, SMBC has been expanding its networks mainly in China, and in May 2010 it also established the Financial Products Marketing Department to provide timely tailored solutions. In addition, we reinforced alliances with leading financial institutions in each country, including a capital and business alliance with Kotak Mahindra Bank Limited in India to provide higher value-added services to our clients. Moreover, outside Asia, SMBC established a Bogota Representative Office in Colombia in September 2010, and entered into a business alliance with Banco de Bogota (Colombia) to reinforce our business in Latin America, where robust economic growth is expected.

In the leasing business, Sumitomo Mitsui Finance and Leasing Company, Limited expanded their business by establishing a new joint venture with SONY CORPORATION, as well as establishing a subsidiary in Indonesia.

In implementing the initiatives described above, the Group has been strongly committed to establishing a robust compliance regime in order to rigorously comply at all times with both domestic and overseas laws and regulations. Specifically, we have been responding to the revision of laws and development of new businesses by intensively supervising and guiding the Group companies, including monitoring, so that the Group companies perform their financial intermediary functions smoothly and appropriately and our clients are protected. At the same time, in line with the extended collaboration between SMBC and Nikko Cordial Securities Inc., SMBC has established a solid control system, including strengthening information-blocking rules. Further, a new financial ADR (Alternative Dispute Resolution) system was introduced in Japan in October 2010 and SMBC has reinforced its compliance regime to quickly respond to the changing social environment by further strengthening its internal system for handling complaints and disputes, and to exclude transactions with anti-social forces.

With regard to Customer Satisfaction (“CS”) and quality control, we endeavored to increase the overall level of CS and quality control and sharing of information by establishing a Group-wide CS working group.

Moreover, to “secure a resilient capital base,” in addition to steadily building up our retained earnings, we listed our American depositary shares on the New York Stock Exchange in November 2010 in order to further increase our financial transparency and investor convenience as well as diversifying our funding sources.

As a result of these initiatives, the Group recorded a consolidated net income of ¥475.8 billion for the 9th fiscal year.

As of March 31, 2011, SMBC’s loans disclosed under the Act on Emergency Measures for the Revitalization of the Financial Functions totaled ¥1,126.2 billion, an increase of ¥25.6 billion compared with the previous fiscal year, and the ratio of non-performing loans was low, at 1.81%.

Northeastern Japan was devastated by the Great East Japan Earthquake and tsunami, and the Group raised donations to support the relief efforts. Also, to effectively perform our intermediary function and fulfill our corporate social responsibility, SMBC’s Sendai Branch operated on weekends from just after the earthquake until April 24, and offered consultation services tailored to the special needs of residents. We also proactively implemented measures to conserve electricity to cope with rolling blackouts caused by power shortages.

Issues to be addressed

The Company and SMBC have launched a new medium-term management plan for the three coming fiscal years 2011 to 2013, setting two management targets: “aim for top quality in strategic business areas” and “establish a solid financial base and corporate infrastructure sufficient to address the new financial regulations and competitive environment.”

To start on the new medium-term management plan, we will first proactively take appropriate measures to perform our financial intermediary function and fulfill our corporate social responsibility as a leading financial institution in Japan through facilitating the smooth supply of funds and providing settlement services to our clients during this time of unprecedented national challenges due to the Great East Japan Earthquake. We strongly support Japan’s reconstruction and are making every effort to restore the economy and its key role in the sustainable growth of the global economy.

Against this backdrop, aiming for management targets in the medium-term management plan, we will execute initiatives to “reinforce the strategic business areas” and “establish a solid financial base and corporate infrastructure.”

First, the Group will strengthen the five critical business areas: “Financial consulting for individuals,” “Solutions for corporations,” “Commercial banking in emerging markets, especially in Asia,” “Broker-dealer/Investment banking” and “Non-asset business such as payment & settlement services and asset management.”

For “Financial consulting for individuals,” we will further strengthen the financial consulting capabilities of SMBC, SMBC Nikko Securities Inc. and SMBC Friend Securities Co., Ltd. in order to satisfy the growing and increasingly diverse wealth management needs of our Japanese individual clients. At the same time, SMBC will enhance its marketing strategy to business owners by strengthening its wealth management capabilities in the Corporate Business Office in order to quickly and comprehensively respond to the succession issues faced by business owners, starting with the establishment of jointly operated offices between the Middle Market Banking Unit and the Consumer Banking Unit.

For “Solutions for corporations,” to respond effectively and quickly to the management agenda of our corporate clients such as global business expansion and diversified funding needs, we will strengthen our group-wide capabilities for providing advanced financial solutions by enhancing cross-promotion between SMBC and SMBC Nikko Securities Inc. In order to enhance our global relationship management system, SMBC will also expand operational integration between SMBC’s domestic and overseas offices beyond Mainland China to include Greater China (including Hong Kong and Taiwan), by transferring the strategic planning function related to business with Japanese corporate clients from the International Banking Unit to the Corporate Banking Unit & Middle Market Banking Unit.

For “Commercial banking in emerging markets, especially in Asia,” we will establish a commercial banking platform with top quality in rapidly growing emerging markets centered on Asia by establishing a special department in charge of formulating a strategy to significantly expand our network and presence in emerging markets.

For “Broker-dealer / Investment banking,” to address the global and diversified needs of our corporate clients and financial needs of global investors, we will bolster the wholesale investment banking capabilities of SMBC Nikko Securities Inc. as the principal driver of our corporate finance capabilities by expanding its overseas staff and operations. We will also leverage SMBC’s resources.

For “Non-asset businesses such as payment and settlement services and asset management,” we will bolster payment and settlement services and asset management services by responding to our clients’ growing needs for deposits, foreign exchange, and accompanying financing needs in emerging markets. We will also promote vertical integration of supply chains within the group and pursue strategic alliances with overseas market participants.

Secondly, we will establish a corporate infrastructure in line with our group-wide and global business operations in order to support the execution of our strategic initiatives. With regard to compliance, we will further fortify our Group-wide management capabilities to address changing regulatory environment locally and globally. We will also strengthen our corporate infrastructure to support our global expansion, such as by enhancing the global skills of our employees and globally improving credit management.

The Group will respond to shareholders’ expectations through steady growth by execution of the initiatives described above.

We look forward to the continued understanding and support of our shareholders in these endeavors.

(2)	Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a.	Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: billions of yen

	FY2007 (Fiscal year ended March 31, 2008)	FY2008 (Fiscal year ended March 31, 2009)	FY2009 (Fiscal year ended March 31, 2010)	FY2010 (Fiscal year ended March 31, 2011)
Ordinary income	4,623.5	3,552.8	3,166.4	3,845.8
Ordinary profit	831.1	45.3	558.7	825.4
Net income (loss)	461.5	(373.4)	271.5	475.8
Net assets	5,224.0	4,611.7	7,000.8	7,132.0
Total assets	111,955.9	119,637.2	123,159.5	137,803.0

(Notes)	1.	Amounts less than one hundred million yen have been omitted.
	2.	The Company has 327 consolidated subsidiaries and 47 companies accounted for by the equity method as of March 31, 2011.

b.	Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: billions of yen

	FY2007 (Fiscal year ended March 31, 2008)	FY2008 (Fiscal year ended March 31, 2009)	FY2009 (Fiscal year ended March 31, 2010)	FY2010 (Fiscal year ended March 31, 2011)
Operating income	111.6	134.7	133.3	222.2
Dividends received	89.6	117.0	118.8	206.8
Dividends received from banking subsidiaries	74.6	93.9	113.3	191.1
Dividends received from other subsidiaries	4.3	22.0	4.6	14.5
Net income	(millions of yen) 82,975	(millions of yen) 103,468	(millions of yen) 66,176	(millions of yen) 191,539
Net income per share	(yen) 9,134.13	(yen) 118.43	(yen) 53.82	(yen) 131.42
Total assets	4,021.2	4,057.3	6,152.7	6,237.6
Investments in banking subsidiaries	3,165.7	3,165.7	5,377.7	5,385.4
Investments in other subsidiaries	525.7	606.4	611.3	703.1

(Notes)	1.	Amounts less than one hundred million yen have been omitted.
2.

In line with the introduction of the electronic share certificate system upon the enforcement of the “Act for Partial Revision of the Acts related to Transfer of Bonds, etc., to Streamline Settlement with respect to Transactions of Stock, etc.” (Act No. 88, 2004), the Company implemented a 100-for-1 share split on January 4, 2009, in order to eliminate fractional shares which the system does not provide for.

If the stock split had been implemented in previous fiscal years, net income per share would be adjusted as follows.

FY2007 (Fiscal year ended March 31, 2008)
Net income per share	(yen) 91.34

(3)	Employees of the Group

	March 31, 2011					March 31, 2010
	Banking Business	Securities Services	Leasing	Credit Card Services	Other Business	Banking Business	Leasing	Other Business
Number of employees	29,994	8,710	2,293	5,218	15,340	29,841	2,199	25,848

(Notes)	1.

The number of employees is the number of persons engaged in the Group, including local staff at overseas, but not including employees on short-term contracts and temporary employees (21,672 persons as of March 31, 2011; 16,197 persons as of March 31, 2010).

	2.	The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.
	3.	Securities Services and Credit Card Services were included in Other Business up to the previous fiscal year, and were separately presented under the new segments from the current fiscal year.

(4)	Principal Offices of the Group

a.	Banking Business

Sumitomo Mitsui Banking Corporation:

Domestic: Head Office, Tokyo Main Office, Osaka Main Office, Kobe Main Office, and 653 other branches and sub-branches (658 as of March 31, 2010)

Overseas: New York Branch and 21 other branches and sub-branches (21 as of March 31, 2010)

THE MINATO BANK, LTD.:

Head Office and 106 other branches (109 as of March 31, 2010)

Kansai Urban Banking Corporation:

Head Office and 169 other branches (170 as of March 31, 2010)

b.	Securities Services

SMBC Friend Securities Co., Ltd.:

Head Office, etc.

Nikko Cordial Securities Inc.:

Head Office, etc.

(Note) Nikko Cordial Securities Inc. changed its trade name to SMBC Nikko Securities Inc. on April 1, 2011.

c.	Leasing

Sumitomo Mitsui Finance and Leasing Company, Limited:

Tokyo Head Office, Takebashi Office, Osaka Head Office, etc.

d.	Credit Card Services

Sumitomo Mitsui Card Company, Limited:

Tokyo Head Office, Osaka Head Office, etc.

Cedyna Financial Corporation:

Head Office, Tokyo Head Office, etc.

e.	Other Business

The Japan Research Institute, Limited:

Tokyo Head Office, Osaka Head Office, etc.

(5)	Capital Investment of the Group

a.	Total Amount of Capital Investment

Unit: millions of yen
Business segment	Amount
Banking Business	118,175
Securities Services	16,220
Leasing	4,881
Credit Cards Services	33,557
Other Business	12,128
Total	184,964

(Notes)	1. Amounts less than one million yen have been omitted.
2. Amount above indicates the total amount of capital investment for the Company and consolidated subsidiaries.

b.	Establishment of Principal Facilities, etc.

Unit: millions of yen
Business segment	Company name	Description	Amount
Banking Business	Sumitomo Mitsui Banking Corporation	Capital investment in branches	41,779
		Software	51,693
Securities Services	There are no important matters to be stated.		-
Leasing	There are no important matters to be stated.		-
Credit Card Services	There are no important matters to be stated.		-
Other Business	There are no important matters to be stated.		-

(Note)	Amounts less than one million yen have been omitted.

(6)	Principal Parent Company and Subsidiaries, etc.

a.	Relationship with Parent Company

Not applicable.

b.	Principal Subsidiaries, etc.

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Banking	June 6, 1996	1,770,996	100.00	-
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	December 26, 1967	34,000	65.99 (65.99)	-
Cedyna Financial Corporation	Naka-ku, Nagoya	Credit card and Installment	September 11, 1950	82,843	69.19 (69.19)	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Minato-ku, Tokyo	Leasing	February 4, 1963	15,000	60.00	-
The Japan Research Institute, Limited	Chiyoda-ku, Tokyo	System engineering, data processing, consulting, and think tank consulting	November 1, 2002	10,000	100.00	-

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
SMBC Friend Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	March 2, 1948	27,270	100.00	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	July 14, 1976	187,720	100.00 (100.00)	-
SMBC Finance Service Co., Ltd.	Minato-ku, Tokyo	Loans, factoring, and collecting agent	December 5, 1972	71,705	100.00 (100.00)	-
Nikko Cordial Securities Inc.	Chiyoda-ku, Tokyo	Securities	June 15, 2009	10,000	100.00 (100.00)	-
THE MINATO BANK, LTD.	Chuo-ku, Kobe	Banking	September 6, 1949	27,484	46.44 (46.44)	-
Kansai Urban Banking Corporation	Chuo-ku, Osaka	Banking	July 1, 1922	47,039	60.21 (60.21)	-
The Japan Net Bank, Limited	Shinjuku-ku, Tokyo	Banking	September 19, 2000	37,250	59.70 (59.70)	-
Sumitomo Mitsui Banking Corporation Europe Limited	London, U.K.	Banking	March 5, 2003	133,040 [US$1,600 million]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People’s Republic of China	Banking	April 27, 2009	88,830 [RMB 7,000 million]	100.00 (100.00)	-
SMBC Capital Markets, Inc.	Wilmington, Delaware, U.S.A	Derivatives and investments	December 4, 1986	0 [US$100]	100.00 (100.00)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	February 21, 1981	6,950	39.99	-
Daiwa SB Investments Ltd.	Chiyoda-ku, Tokyo	Investment advisory and investment trust management	June 1, 1973	2,000	43.96	-
Promise Co., Ltd.	Chiyoda-ku, Tokyo	Consumer loans	March 20, 1962	80,737	22.02 (22.02)	-

(Notes)	1.	The capital has been rounded down to the nearest unit and the percentage of the Company’s voting rights has been rounded down to the nearest second decimal place.
	2.	The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
	3.	Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.
4.

Cedyna Financial Corporation has been included in the consolidated subsidiaries of the Company from the current fiscal year, as a result of the subscription on May 31, 2010 by SMFG Card & Credit Inc., the Company’s consolidated subsidiary, of an allocation to a third party of new shares of Cedyna Financial Corporation.

	5.	Nikko Cordial Securities Inc. changed its trade name to SMBC Nikko Securities Inc. on April 1, 2011.
6.

The percentage of the Company’s voting rights in subsidiaries for THE MINATO BANK, LTD. includes 40.38% of the percentage of the Company’s voting rights attached to shares that SMBC contributed to the retirement benefits trust. The voting rights attached to the shares are to be exercised at the instruction of SMBC.

Significant Business Alliance

1.	The Company and SMBC have formed a strategic alliance with Promise Co., Ltd. in the consumer finance business.
2.	The Company, Sumitomo Mitsui Card Company, Limited, and SMBC have formed a business alliance with NTT DoCoMo Inc. mainly for the joint promotion of a new credit settlement service using mobile phones.

(7)	Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	997,030	133,400	-

(Notes)	1. Amount less than one million yen has been omitted for the balance of borrowings, and amount less than one hundred shares has been omitted for the number of shares held.
2. There are no borrowings other than those mentioned above.

(8)	Business Transfer, etc.

Not applicable.

(9)	Other Important Matters regarding the Current State of the Group

Not applicable.

2.	Matters regarding Directors and Corporate Auditors

(1)	Directors and Corporate Auditors

(As of March 31, 2011)

Name	Position and responsibility	Significant concurrent positions	Other
Masayuki Oku	Chairman of the Board (Representative Director)	President of Sumitomo Mitsui Banking Corporation (Representative Director) Chairman of Japanese Bankers Association Director of Panasonic Corporation Corporate Auditor of Nankai Electric Railway Co., Ltd.	-
Teisuke Kitayama	President (Representative Director)	Chairman of the Board of Sumitomo Mitsui Banking Corporation (Representative Director) Director of FUJIFILM Holdings Corporation Corporate Auditor of Isetan Mitsukoshi Holdings Ltd.	-
Wataru Ohara	Deputy President (Representative Director) Responsible for Audit Dept.	-	-
Hideo Shimada	Director Responsible for IT Planning Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director) Director of The Japan Research Institute, Limited	-
Takeshi Kunibe	Director Responsible for Subsidiaries & Affiliates Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Satoru Nakanishi	Director Responsible for Consumer Business Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Junsuke Fujii	Director Responsible for General Affairs Dept. and Human Resources Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Koichi Miyata	Director Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept., Strategic Financial Planning Dept., and Corporate Risk Management Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Shigeru Iwamoto	Director (outside)	Certified Public Accountant Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-

Name	Position and responsibility	Significant concurrent positions	Other
Yoshinori Yokoyama	Director (outside)	Status of concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-
Kuniaki Nomura	Director (outside)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-
Hiroki Nishio	Standing Corporate Auditor	Corporate Auditor of Sumitomo Mitsui Banking Corporation	-
Yoji Yamaguchi	Standing Corporate Auditor	-	-
Hideo Sawayama	Standing Corporate Auditor	-	-
Hiroshi Araki	Corporate Auditor (outside)	Adviser of The Tokyo Electric Power Company, Incorporated Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-
Ikuo Uno	Corporate Auditor (outside)	Chairman of the Board and Representative Director of Nippon Life Insurance Company Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-
Satoshi Itoh	Corporate Auditor (outside)

Certified Public Accountant

Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.

He has considerable expertise in finance and accounting.

(Notes)

1.    Messrs. Shigeru Iwamoto, Yoshinori Yokoyama and Kuniaki Nomura are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.

2.    Messrs. Hiroshi Araki, Ikuo Uno and Satoshi Itoh are Outside Corporate Auditors as provided for in Article 2, Item 16 of the Companies Act.

3.    The Company has designated Directors Messrs. Shigeru Iwamoto, Yoshinori Yokoyama, Kuniaki Nomura and Corporate Auditors Messrs. Hiroshi Araki, Ikuo Uno and Satoshi Itoh as Independent Directors/Auditors in accordance with the requirement set out by the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, and submitted notifications to each Stock/Securities Exchange.

4. Changes in positions and responsibilities, and in significant concurrent positions as of April 1, 2011:

Chairman of the Board (Representative Director)	Masayuki Oku	Chairman of the Board Resigned as President (Representative Director) of Sumitomo Mitsui Banking Corporation Chairman of Japanese Bankers Association
President (Representative Director)	Teisuke Kitayama	Resigned as President (Representative Director) Chairman of the Board of Sumitomo Mitsui Banking Corporation
Deputy President (Representative Director)	Wataru Ohara	No longer responsible for Audit Dept.
Director	Hideo Shimada	No longer responsible for IT Planning Dept.
Director	Takeshi Kunibe	No longer responsible for Subsidiaries & Affiliates Dept. President (Representative Director) of Sumitomo Mitsui Banking Corporation
Director	Satoru Nakanishi	Director (Representative Director) Director (Representative Director) of Sumitomo Mitsui Banking Corporation
Director	Junsuke Fujii	No longer responsible for General Affairs Dept. and Human Resources Dept.
Director	Koichi Miyata

President (Representative Director)

No longer responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept., Strategic Financial Planning Dept., and Corporate Risk Management Dept.

Corporate Auditor (outside)	Ikuo Uno	Executive Advisor to the Board of Nippon Life Insurance Company

Changes in significant concurrent positions as of April 18, 2011:
Director	Hideo Shimada	Resigned as Director of the Japan Research Institute, Limited

Changes in positions and responsibilities, and in significant concurrent positions as of April 30, 2011:
Director	Hideo Shimada	Resigned as Director Resigned as Director (Representative Director) of Sumitomo Mitsui Banking Corporation
Corporate Auditor (outside)	Hiroshi Araki	Resigned as Adviser of The Tokyo Electric Power Company, Incorporated
Changes in significant concurrent positions as of May 1, 2011:
Corporate Auditor (outside)	Hiroshi Araki	Shayu (Advisory fellow) of The Tokyo Electric Power Company, Incorporated

5.    The Company appointed one Substitute Corporate Auditor to serve as substitute for all Outside Corporate Auditors, in case the number of Corporate Auditors fails short of the number required by applicable laws and regulations.

Substitute Corporate Auditor	Daiken Tsunoda

Directors and Corporate Auditors who resigned during the Fiscal Year

Name	Position and responsibility	Significant concurrent positions	Other
Fumihiko Tanizawa	Director	-	He resigned as of June 29, 2010.
(Note) Position	and responsibility, and significant concurrent positions are reported as of the date of resignation.

(2)	Compensation, etc. for Directors and Corporate Auditors

Unit: millions of yen

Classification	Persons paid	Compensation, etc.
Directors	12	365
Corporate Auditors	6	126
Total	18	492

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.	In the above-written amount of Compensation, etc. for Directors, salary as employee and consideration for performance of other duties are not included.
3.

Maximum amount of compensation for Directors and Corporate Auditors were determined by the resolution at the General Meeting of Shareholders held on June 27, 2008, to be 480 million yen per year for Directors (of which 30 million yen for Outside Directors) and 180 million yen per year for Corporate Auditors. In addition, the maximum amount of compensation in the form of stock compensation-type stock options (stock acquisition rights) was determined by the resolution at the General Meeting of Shareholders held on June 29, 2010 to be 200 million yen per year for Directors (excluding Outside Directors) and 80 million yen per year for Corporate Auditors (excluding Outside Corporate Auditors).

	4.	The above-written amounts include expenses of 79 million yen related to the payment of Directors’ and Corporate Auditors’ bonuses.
5.

The above-written amounts include expenses of 23 million yen (19 million yen for Directors and 3 million yen for Corporate Auditors) related to the allotment of stock compensation-type stock options (stock acquisition rights), granted to Directors and Corporate Auditors in the current fiscal year.

6.

The Company abolished the executive retirement benefit system at the time of the conclusion of the General Meeting of Shareholders held on June 29, 2010. The above-written amounts include expenses of 15 million yen (11 million yen for Directors and 4 million yen for Corporate Auditors) in respect of the payment of executive retirement benefits for Directors and Corporate Auditors, corresponding to their service for the period up to the time of such abolition in the current fiscal year.

	7.	The above-written amounts include “Compensation, etc. for Outside Directors and Outside Corporate Auditors” as mentioned below.

3.	Matters regarding Outside Directors and Outside Corporate Auditors

(1)	Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors

Name	Concurrent positions and other details
Shigeru Iwamoto	Director of Sumitomo Mitsui Banking Corporation (outside) Corporate Auditor of Central Union of Agricultural Co-operatives Corporate Auditor of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (outside)
Yoshinori Yokoyama	Director of Sumitomo Mitsui Banking Corporation (outside) Director of ORIX Corporation (outside)
Kuniaki Nomura	Director of Sumitomo Mitsui Banking Corporation (outside) Corporate Auditor of MS&AD Insurance Group Holdings, Inc. (outside) Corporate Auditor of Dai Nippon Printing Co., Ltd. (outside)
Hiroshi Araki

Adviser of The Tokyo Electric Power Company, Incorporated

Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside)

Corporate Auditor of KAJIMA CORPORATION (outside)

Corporate Auditor of TV TOKYO Holdings Corporation (outside)

Ikuo Uno

Chairman of the Board and Representative Director of Nippon Life Insurance Company

Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside)

Director of Panasonic Corporation (outside)

Director of FUJI KYUKO CO., LTD (outside)

Corporate Auditor of Odakyu Electric Railway Co., Ltd. (outside)

Corporate Auditor of Tohoku Electric Power Co., Inc. (outside)

Corporate Auditor of West Japan Railway Company (outside)

Satoshi Itoh	Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside) Corporate Auditor of Nisshin Seifun Group Inc. (outside) Corporate Auditor of NEC Corporation (outside)

(Notes)	1.

Directors Messrs. Shigeru Iwamoto, Yoshinori Yokoyama and Kuniaki Nomura concurrently serve as Directors (outside) of SMBC, the Company’s subsidiary, while Corporate Auditors Messrs. Hiroshi Araki, Ikuo Uno and Satoshi Itoh concurrently serve as Corporate Auditors (outside) of SMBC.

2.

Corporate Auditor Mr. Ikuo Uno concurrently serves as Chairman of the Board and Representative Director of Nippon Life Insurance Company, which is the major holder of common stock and preferred stock (1st series Type 6) of the Company. As of April 1, 2011, Mr. Uno was appointed as Executive Advisor to the Board of Nippon Life Insurance Company. All shares of the preferred stock (1st series Type 6) were acquired and cancelled by the Company on April 1, 2011.

3.

There is no other relationship to be disclosed between the Company and the companies or entities in which Outside Directors and Outside Corporate Auditors of the Company concurrently serve as positions listed above.

(2)	Major Activities of Outside Directors and Outside Corporate Auditors

Name	Period of service	Attendance of the Board of Directors meeting	Opinions issued at the Board of Directors meeting and other activities
Shigeru Iwamoto	1 year and 9 months	Attended all of 13 meetings of the Board of Directors held in the 2010 fiscal year	Iwamoto mainly provides suggestions and comments based on his considerable experience as Certified Public Accountant and high level of insight.
Yoshinori Yokoyama	4 years and 9 months	Attended 11 out of 13 meetings of the Board of Directors held in the 2010 fiscal year	Yokoyama mainly provides suggestions and comments based on his broad knowledge of management and high level of insight.
Kuniaki Nomura	1 year and 9 months	Attended 10 out of 13 meetings of the Board of Directors held in the 2010 fiscal year	Nomura mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Hiroshi Araki	6 years and 9 months	Attended 11 out of 13 meetings of the Board of Directors and all of 5 meetings of the Board of Corporate Auditors held in the 2010 fiscal year.	Araki mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Ikuo Uno	5 years and 9 months	Attended 8 out of 13 meetings of the Board of Directors and all of 5 meetings of the Board of Corporate Auditors held in the 2010 fiscal year.	Uno mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Satoshi Itoh	1 year and 9 months	Attended 10 out of 13 meetings of the Board of Directors and all of 5 meetings of the Board of Corporate Auditors held in the 2010 fiscal year.	Itoh mainly provides suggestions and comments based on his considerable experience as Certified Public Accountant and high level of insight.

(Note)    Period of service of Directors and Corporate Auditors above of less than one month have been discarded.

(3)	Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Shigeru Iwamoto

In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the “Act”), the Company has entered into agreements with the Outside Directors and Outside Corporate Auditors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either (i) ¥10 million or (ii) the minimum amount provided for in Article 427, Paragraph 1 of the Act.

Yoshinori Yokoyama
Kuniaki Nomura
Hiroshi Araki
Ikuo Uno
Satoshi Itoh

(4)	Compensation, etc. for the Outside Directors and Outside Corporate Auditors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc., of the Company
Total amount of compensation, etc.	6	45	45

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.

No expenses have been incurred in connection with the payment of bonuses, the allotment of stock compensation-type stock options (stock acquisition rights) or executive retirement benefits for Outside Directors and Outside Corporate Auditors.

	3.	Compensation, etc. paid by parent company, etc., of the Company include the compensations and other payments from the Company’s subsidiary, Sumitomo Mitsui Banking Corporation.

4.	Matters regarding Shares of the Company

(1)	Number of Shares

(Number of shares)
Total number of shares authorized to be issued
Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 6)	70,001
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued
Common stock	1,414,055,625
Preferred stock (1st series Type 6)	70,001

(2) Number of Shareholders as of March 31, 2011

(Number of shareholders)
Common stock	385,855
Preferred stock (1st series Type 6)	4

(3)	Major Shareholders

a.	Common Stock

Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (100 shares)	Percentage of shares held (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	879,398	6.23
The Master Trust Bank of Japan, Ltd. (Trust Account)	771,222	5.46
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS	308,434	2.18
Japan Trustee Services Bank, Ltd. (Trust Account 9)	295,089	2.09
MELLON BANK, N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION	172,229	1.22
STATE STREET BANK AND TRUST COMPANY 505225	171,987	1.21
SMFG Card & Credit, Inc.	154,794	1.09
Nippon Life Insurance Company	154,666	1.09
NATSCUMCO	143,563	1.01
STATE STREET BANK AND TRUST COMPANY 505103	139,276	0.98

(Notes)	1. Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
2. Numbers of shares less than one hundred have been omitted and the percentage of shares held has been rounded down to the nearest second decimal place.

b.	Preferred Stock (1st series Type 6)

Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (shares)	Percentage of shares held (%)
SUMITOMO LIFE INSURANCE COMPANY	23,334	33.33
Nippon Life Insurance Company	20,000	28.57
MITSUI LIFE INSURANCE COMPANY LIMITED	16,667	23.80
Mitsui Sumitomo Insurance Company, Limited	10,000	14.28

(Note)	The percentage of shares held has been rounded down to the nearest second decimal place.

(4)	Other Notable Matters Regarding Shares of the Company

All shares of the preferred stock (1st series Type 6) were acquired and cancelled on April 1, 2011.

5.	Matters regarding Stock Acquisition Rights, etc. of the Company

SMBC had issued 1,620 of stock acquisition rights under the provisions in Article 280, Paragraphs 20 and 21 of the former Commercial Code of Japan, as amended in 2001, based on the extraordinary resolution at the 1st Ordinary General Meeting of Shareholders held on June 27, 2002. It was decided at the Board of Directors meeting held on August 29, 2002, that, at the time of the share transfer, the Company should assume the obligations attached to the 1,620 stock acquisition rights in view of securing the interest of the holders of stock acquisition rights issued by SMBC. The above decision in respect of assuming the 1,620 stock acquisition rights was approved by resolution of the General Meeting of Classified Stockholders of SMBC for the first preferred stock (Type 1) and the second preferred stocks (Type 1 and Type 5) held on September 26, 2002, and the Extraordinary General Meeting of Shareholders (doubled as the General Meeting of Classified Stockholders for common stock) held on September 27, 2002. The outline of the said stock acquisition rights is as follows.

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
First series stock acquisition rights obligations of which were assumed through share transfer	August 30, 2002	1,620	Common stock 162,000 shares	Gratis	6,649 yen	June 28, 2004 to June 27, 2012

(Notes)	1.	Type of stock and number of shares subject to stock acquisition rights states the number in consideration of the 100-for-1 stock split implemented on January 4, 2009.
	2.	Exercise of stock acquisition rights (per share) states the amount to be paid in upon exercise of stock acquisition rights as at the end of the current fiscal year.

Furthermore, the following is the outline of the stock acquisition rights issued in accordance with the provisions of Article 238 and Article 240 of the Companies Act to Directors (excluding Outside Directors), Corporate Auditors (excluding Outside Corporate Auditors) and Executive Officers of the Company and its subsidiary SMBC in consideration of their execution of duties.

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
First series stock acquisition rights	August 13, 2010	1,026	Common stock 102,600 shares	221,500 yen	1 yen	August 13, 2010 to August 12, 2040

(1)	Stock Acquisition Rights, etc. of the Company Held by the Company’s Officers at the End of the Fiscal Year

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Directors (excluding Outside Directors)		Corporate Auditors (excluding Outside Corporate Auditors)
			Number of holders	Number of stock acquisition rights	Number of holders	Number of stock acquisition rights
First series stock acquisition rights obligations of which were succeeded through share transfer	34	Common stock 3,400 shares	7	25	3	9
First series stock acquisition rights	141	Common stock 14,100 shares	8	119	3	22
(2) Stock Acquisition Rights, etc. of the Company Granted to Employees, etc. during the Fiscal Year
	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Employees (Executive Officers)		Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries
			Number of persons granted	Number of stock acquisition rights	Number of persons granted	Number of stock acquisition rights
First series stock acquisition rights	885	Common stock 88,500 shares	2	20	69	865
(Note)

Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries are reported including Directors, Corporate Auditors and employees (Executive Officers) of the subsidiaries, who hold concurrent position(s) as Director, Corporate Auditor or employee (Executive Officer) of the Company.

6.	Matters regarding the Accounting Auditor

(1)	Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other

KPMG AZSA LLC Toshiharu Kawai Designated Limited Liability Partner Hiroshi Takahashi Designated Limited Liability Partner Hiroyuki Yamada Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (Act No. 103 of 1948): 1,582 million yen	The Company pays consideration to our Accounting Auditors for providing advisory services pertaining to accounting procedures and disclosure, a task which constitutes activities other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountant Act.
Of above, compensation, etc. as Accounting Auditor: 210 million yen

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.

The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, the “of above, compensation, etc. as Accounting Auditor” above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.

	3.	Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to Accounting Auditor is 3,284 million yen.

(2)	Liability Limitation Agreement

Not applicable.

(3)	Other Matters regarding the Accounting Auditor

a.	Policy for Decisions on Dismissal or Non Re-appointment of Accounting Auditor

Apart from cases of dismissal of an Accounting Auditor by the Board of Corporate Auditors as prescribed in Article 340 of the Companies Act, if it is determined to be difficult for an Accounting Auditor to appropriately execute his or her duty, the Company will forward a proposal for the dismissal or non re-appointment of the Accounting Auditor to the general meeting of shareholders, upon the consent or request of the Board of Corporate Auditors.

b.

From among the Company’s significant subsidiaries, Sumitomo Mitsui Banking Corporation Europe Limited, Sumitomo Mitsui Banking Corporation (China) Limited and SMBC Capital Markets, Inc. were audited by Accounting Auditor other than the Company’s (or by person(s) with equivalent qualifications in foreign countries).

7.	System to Ensure Appropriate Conduct of Operations

The Board of Directors resolved to adopt systems to ensure the Company’s appropriate conduct of operations as follows:

Article 1. (System for the storage and management of information related to the execution of duties by Directors)

    The Company appropriately stores and manages information related to the performance of Directors’ duties, in accordance with the standards for information management and document management.

Article 2. (Rules and other aspects of the system for managing risks of loss)

1.

For the appropriate management of risks of loss to the Group, the Company has established a set of “standards for the management of risks” to set forth fundamental matters for managing risks, and each type of risk of loss is comprehensively and systematically managed by the divisions in charge of managing risks of loss in cooperation with divisions in charge of management planning.

2.

The basic policy for managing risks of loss to the Group is determined by resolution of the Group Executive Management Board, a body consisting of executives appointed by the President and Director with the approval of the Board of Directors.

3.

The Group Executive Management Board, related executives, and divisions in charge of managing risks of loss conduct risk management in accordance with the basic policy for managing risks of loss to the Group approved in the preceding paragraph.

Article 3. (System for ensuring that the duties of the Directors are efficiently performed)

1.	To ensure that the duties of the Directors are efficiently performed, the Company formulates operating plans and manages operations and performance under the plans.
2.

Each Director appropriately shares the burden of duties, defines standards for organization, defines standards for the Group companies, and delegates authority to the Directors and employees according to those standards.

Article 4. (System for ensuring that the Directors and employees perform their duties in accordance with laws, regulations, and the Articles of Incorporation)

1.

To ensure that the Directors and employees perform their duties in accordance with laws, regulations, and the Articles of Incorporation, the Company draws up business ethics, draws up a common philosophy of the Company’s social responsibility, formulates a compliance manual, and has the Directors and employees conform to the aforesaid.

2.

To make the compliance system of the Group work more effectively, the Company has the Board of Directors formulate an annual plan for compliance calling for specific measures such as the establishment of standards and training, and improves the system by going forward with the plan.

3.

To ensure propriety in accounting and reliability in financial reports, the Company formulates regulations for the evaluation of internal control over financial reports, improves and operates a system necessary for internal control for financial reports, and evaluates the effectiveness of the system.

4.

To discover and correct possible violations of laws and regulations by the Company, its Directors, and its employees, the Company appropriately operates a whistle-blowing system and takes steps to improve it.

5.

To review implementation as mentioned above, the division in charge of the internal audits on the independence of the divisions conducts internal audits and report the results of the audits to the Board of Directors, Group Executive Management Board, etc.

Article 5. (System for ensuring appropriate business operations within the Group)

1.

The Company has established a Group Executive Management Board under the Board of Directors as a supreme decision-making body for the execution of duties and business administration over the Group. The Company executes important matters for the execution of duties after making judgments based on conferences in the Group Executive Management Board in accordance with the basic policy determined by the Board of Directors.

2.	To keep a unified compliance system over the Group, the Company defines standards and prepares compliance manuals for the Group, and appropriately manages the manuals in accordance with the standards.
3.

For the assurance of the fairness and propriety of transactions among companies within the Group, the Company has established a set of administrative regulations for transactions within the Group to set forth a policy on transactions among companies within the Group, and operates and manages the transactions in accordance with the regulations. Additionally, among these transactions, those likely to have significant effects on management over the Group are decided by the Group Executive Management Board with the approval of the Board of Directors.

Article 6. (Matters regarding employees appointed for the support of Corporate Auditors, and matters regarding the independence of the appointer employees from Directors)

1.	To support the performance of the audits by Corporate Auditors, the Company has established an Office of Corporate Auditors.
2.

To ensure the independence of the employees in the Office of Corporate Auditors from Directors, all personnel evaluations and personnel transfers for employees shall be approved by the Corporate Auditors.

Article 7. (System for reporting to the Board of Corporate Auditors or Corporate Auditors by Directors and employees)

1.

If the Directors and employees discover any fact likely to significantly harm the Company or the Group, or fraud or any significant fact contrary to laws, regulations, or the Articles of Incorporation, the Directors and employees promptly report the fact to the Corporate Auditors.

2.	If the Corporate Auditors ask the Directors and employees about the execution of their respective duties, the Directors and employees promptly report to the Corporate Auditors thereon.

Article 8. (System for ensuring effective auditing by Corporate Auditors)

1.

The divisions in charge of internal audits closely cooperate with the Corporate Auditors and endeavor to enable the Corporate Auditors to effectively conduct audits when the Corporate Auditors request their cooperation.

2.

The Representative Director endeavors to improve the efficiency of the audit function carried by the Corporate Auditors, by ensuring opportunities for regular exchanges of opinions with Corporate Auditors and taking like measures.

Consolidated Balance Sheet

(At March 31, 2011)

Unit: millions of yen

Account	Amount
(Assets)
Cash and due from banks	9,233,906
Call loans and bills bought	851,636
Receivables under resale agreements	131,104
Receivables under securities borrowing transactions	4,740,410
Monetary claims bought	1,122,307
Trading assets	6,632,898
Money held in trust	24,011
Securities	39,952,123
Loans and bills discounted	61,348,355
Foreign exchanges	1,077,024
Lease receivables and investment assets	1,734,169
Other assets	4,604,732
Tangible fixed assets	1,168,908
Buildings	350,494
Land	551,839
Lease assets	10,527
Construction in progress	4,464
Other tangible fixed assets	251,583
Intangible fixed assets	674,216
Software	262,068
Goodwill	352,790
Lease assets	361
Other intangible fixed assets	58,995
Deferred tax assets	644,736
Customers’ liabilities for acceptances and guarantees	4,921,500
Reserve for possible loan losses	(1,058,945)
Total assets	137,803,098
(Liabilities)
Deposits	81,998,940
Negotiable certificates of deposit	8,366,323
Call money and bills sold	2,629,407
Payables under repurchase agreements	726,365
Payables under securities lending transactions	5,713,233
Commercial paper	337,120
Trading liabilities	5,248,302
Borrowed money	10,769,668
Foreign exchanges	256,160
Short-term bonds	1,183,198
Bonds	3,866,095
Due to trust account	216,171
Other liabilities	4,188,259
Reserve for employee bonuses	45,176
Reserve for executive bonuses	2,496
Reserve for employee retirement benefits	44,604
Reserve for executive retirement benefits	2,728
Reserve for point service program	18,927
Reserve for reimbursement of deposits	9,923
Reserve for losses on interest repayment	59,812
Reserves under the special laws	392
Deferred tax liabilities	20,517
Deferred tax liabilities for land revaluation	45,698
Acceptances and guarantees	4,921,500
Total liabilities	130,671,024
(Net assets)
Capital stock	2,337,895
Capital surplus	978,851
Retained earnings	1,776,433
Treasury stock	(171,760)
Total Stockholders’ equity	4,921,419
Net unrealized gains on other securities	272,306
Net deferred losses on hedges	(9,701)
Land revaluation excess	33,357
Foreign currency translation adjustments	(122,889)
Total accumulated other comprehensive income	173,073
Stock acquisition rights	262
Minority interests	2,037,318
Total net assets	7,132,073
Total liabilities and net assets	137,803,098

Consolidated Statement of Income

(April 1, 2010 to March 31, 2011)

Unit: millions of yen

Account	Amount
Ordinary income		3,845,861
Interest income	1,612,599
Interest on loans and discounts	1,199,083
Interest and dividends on securities	251,311
Interest on call loans and bills bought	9,305
Interest on receivables under resale agreements	2,351
Interest on receivables under securities borrowing transactions	8,464
Interest on deposits with banks	18,592
Interest on lease transactions	71,589
Other interest income	51,900
Trust fees	2,335
Fees and commissions	897,461
Trading income	237,093
Other operating income	1,039,662
Lease-related income	62,810
Installment-related income	623,907
Other	352,944
Other income	56,709
Ordinary expenses		3,020,432
Interest expenses	294,947
Interest on deposits	107,758
Interest on negotiable certificates of deposit	31,665
Interest on call money and bills sold	3,788
Interest on payables under repurchase agreements	2,753
Interest on payables under securities lending transactions	8,847
Interest on commercial paper	1,164
Interest on borrowed money	44,298
Interest on short-term bonds	2,006
Interest on bonds	66,940
Other interest expenses	25,723
Fees and commissions payments	131,230
Other operating expenses	858,243
Lease-related expenses	37,352
Installment-related expenses	587,427
Other	233,463
General and administrative expenses	1,355,322
Other expenses	380,688
Provision for reserve for possible loan losses	48,720
Other	331,967
Ordinary profit		825,428
Extraordinary gains		16,798
Gains on disposal of fixed assets	884
Gains on negative goodwill	409
Recoveries of written-off claims	2,813
Transfer from reserve for eventual future operating losses from financial instruments transactions	35
Other extraordinary gains	12,655
Extraordinary losses		14,913
Losses on disposal of fixed assets	5,914
Losses on impairment of fixed assets	5,411
Provision for reserve for eventual future operating losses from financial instruments transactions	34
Other extraordinary losses	3,552
Income before income taxes and minority interests		827,313
Current	97,446
Deferred	143,325
Income taxes		240,771
Income before minority interests		586,542
Minority interests in net income		110,646
Net income		475,895

Consolidated Statement of Changes in Net Assets

(April 1, 2010 to March 31, 2011)

Unit: millions of yen

Account	Amount
Stockholders’ equity
Capital stock
Balance at March 31, 2010	2,337,895
Changes in the year
Net changes in the year	-
Balance at March 31, 2011	2,337,895
Capital surplus
Balance at March 31, 2010	978,897
Changes in the year
Disposal of treasury stocks	(46)
Net changes in the year	(46)
Balance at March 31, 2011	978,851
Retained earnings
Balance at March 31, 2010	1,451,945
Changes in the year
Cash dividends	(152,878)
Net income	475,895
Increase due to increase in subsidiaries	13
Increase due to decrease in subsidiaries	3
Decrease due to increase in subsidiaries	(13)
Decrease due to decrease in subsidiaries	(10)
Decrease due to decrease in affiliates	(126)
Reversal of land revaluation excess	1,604
Net changes in the year	324,488
Balance at March 31, 2011	1,776,433
Treasury stock
Balance at March 31, 2010	(124,061)
Changes in the year
Purchase of treasury stock	(47,759)
Disposal of treasury stock	60
Net changes in the year	(47,699)
Balance at March 31, 2011	(171,760)
Total stockholders’ equity
Balance at March 31, 2010	4,644,677
Changes in the year
Cash dividends	(152,878)
Net income	475,895
Purchase of treasury stock	(47,759)
Disposal of treasury stock	13
Increase due to increase in subsidiaries	13
Increase due to decrease in subsidiaries	3
Decrease due to increase in subsidiaries	(13)
Decrease due to decrease in subsidiaries	(10)
Decrease due to decrease in affiliates	(126)
Reversal of land revaluation excess	1,604
Net changes in the year	276,742
Balance at March 31, 2011	4,921,419

Account	Amount
Accumulated other comprehensive income
Net unrealized gains on other securities
Balance at March 31, 2010	412,708
Changes in the year
Net changes in items other than stockholders’ equity in the year	(140,402)
Net changes in the year	(140,402)
Balance at March 31, 2011	272,306
Net deferred losses on hedges
Balance at March 31, 2010	(39,367)
Changes in the year
Net changes in items other than stockholders’ equity in the year	29,666
Net changes in the year	29,666
Balance at March 31, 2011	(9,701)
Land revaluation excess
Balance at March 31, 2010	34,955
Changes in the year
Net changes in items other than stockholders’ equity in the year	(1,597)
Net changes in the year	(1,597)
Balance at March 31, 2011	33,357
Foreign currency translation adjustments
Balance at March 31, 2010	(101,650)
Changes in the year
Net changes in items other than stockholders’ equity in the year	(21,238)
Net changes in the year	(21,238)
Balance at March 31, 2011	(122,889)
Total accumulated other comprehensive income
Balance at March 31, 2010	306,646
Changes in the year
Net changes in items other than stockholders’ equity in the year	(133,573)
Net changes in the year	(133,573)
Balance at March 31, 2011	173,073
Stock acquisition rights
Balance at March 31, 2010	81
Changes in the year
Net changes in items other than stockholders’ equity in the year	180
Net changes in the year	180
Balance at March 31, 2011	262
Minority interests
Balance at March 31, 2010	2,049,400
Changes in the year
Net changes in items other than stockholders’ equity in the year	(12,081)
Net changes in the year	(12,081)
Balance at March 31, 2011	2,037,318
Total net assets
Balance at March 31, 2010	7,000,805
Changes in the year
Cash dividends	(152,878)
Net income	475,895
Purchase of treasury stock	(47,759)
Disposal of treasury stock	13
Increase due to increase in subsidiaries	13
Increase due to decrease in subsidiaries	3
Decrease due to increase in subsidiaries	(13)
Decrease due to decrease in subsidiaries	(10)
Decrease due to decrease in affiliates	(126)
Reversal of land revaluation excess	1,604
Net changes in items other than stockholders’ equity in the year	(145,474)
Net changes in the year	131,268
Balance at March 31, 2011	7,132,073

Non-Consolidated Balance Sheet

(At March 31, 2011)

Unit: millions of yen

Account	Amount
(Assets)
Current assets	96,397
Cash and due from banks	54,154
Prepaid expenses	29
Accrued income	32
Accrued income tax refunds	41,382
Other current assets	798
Fixed assets	6,141,258
Tangible fixed assets	0
Buildings	0
Equipment	0
Intangible fixed assets	8
Software	8
Investments and other assets	6,141,248
Investments in subsidiaries and affiliates	6,141,248
Total assets	6,237,655
(Liabilities)
Current liabilities	1,001,841
Short-term borrowings	997,030
Accounts payable	940
Accrued expenses	3,054
Income taxes payable	25
Business office taxes payable	5
Reserve for employee bonuses	107
Reserve for executive bonuses	91
Other current liabilities	586
Fixed liabilities	392,900
Bonds	392,900
Total liabilities	1,394,741
(Net assets)
Stockholders’ equity	4,842,743
Capital stock	2,337,895
Capital surplus	1,833,027
Capital reserve	1,559,374
Other capital surplus	273,652
Retained earnings	715,303
Other retained earnings	715,303
Voluntary reserve	30,420
Retained earnings brought forward	684,883
Treasury stock	(43,482)
Stock acquisition rights	170
Total net assets	4,842,914
Total liabilities and net assets	6,237,655

Non-Consolidated Statement of Income

(April 1, 2010 to March 31, 2011)

Unit: millions of yen

Account	Amount
Operating income
Dividends on investments in subsidiaries and affiliates	206,865
Fees and commissions received from subsidiaries	15,352	222,217
Operating expenses
General and administrative expenses	7,999
Interest on bonds	16,468	24,467
Operating profit		197,750
Non-operating income
Interest income on deposits	68
Fees and commissions income	1
Other non-operating income	40	110
Non-operating expenses
Interest on borrowings	6,290
Fees and commissions payments	26
Other non-operating expenses	0	6,317
Ordinary profit		191,543
Income before income taxes		191,543
Income taxes
Current	3
Total income taxes		3
Net income		191,539

Non-Consolidated Statement of Changes in Net Assets

(April 1, 2010 to March 31, 2011)

Unit: millions of yen

Account	Amount
Stockholders’ equity
Capital stock
Balance at March 31, 2010	2,337,895
Changes in the year
Net changes in the year	-
Balance at March 31, 2011	2,337,895
Capital surplus
Capital reserve
Balance at March 31, 2010	1,559,374
Changes in the year
Net changes in the year	-
Balance at March 31, 2011	1,559,374
Other capital surplus
Balance at March 31, 2010	273,699
Changes in the year
Disposal of treasury stock	(46)
Net changes in the year	(46)
Balance at March 31, 2011	273,652
Total capital surplus
Balance at March 31, 2010	1,833,073
Changes in the year
Disposal of treasury stock	(46)
Net changes in the year	(46)
Balance at March 31, 2011	1,833,027
Retained earnings
Other retained earnings
Voluntary reserve
Balance at March 31, 2010	30,420
Changes in the year
Net changes in the year	-
Balance at March 31, 2011	30,420
Retained earnings brought forward
Balance at March 31, 2010	647,622
Changes in the year
Cash dividends	(154,278)
Net income	191,539
Net changes in the year	37,260
Balance at March 31, 2011	684,883
Total retained earnings
Balance at March 31, 2010	678,042
Changes in the year
Cash dividends	(154,278)
Net income	191,539
Net changes in the year	37,260
Balance at March 31, 2011	715,303
Treasury stock
Balance at March 31, 2010	(43,437)
Changes in the year
Purchase of treasury stock	(105)
Disposal of treasury stock	60
Net changes in the year	(45)
Balance at March 31, 2011	(43,482)
Total stockholders’ equity
Balance at March 31, 2010	4,805,574
Changes in the year
Cash dividends	(154,278)
Net income	191,539
Purchase of treasury stock	(105)
Disposal of treasury stock	13
Net changes in the year	37,169
Balance at March 31, 2011	4,842,743
Stock acquisition rights
Balance at March 31, 2010	-
Changes in the year
Net changes in items other than stockholders’ equity in the year	170
Net changes in the year	170
Balance at March 31, 2011	170
Total net assets
Balance at March 31, 2010	4,805,574
Changes in the year
Cash dividends	(154,278)
Net income	191,539
Purchase of treasury stock	(105)
Disposal of treasury stock	13
Net changes in items other than stockholders’ equity in the year	170
Net changes in the year	37,340
Balance at March 31, 2011	4,842,914

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 9, 2011

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC
Toshiharu Kawai (Seal) Designated Limited Liability Partner Certified Public Accountant

Hiroshi Takahashi (Seal) Designated Limited Liability Partner Certified Public Accountant

Hiroyuki Yamada (Seal) Designated Limited Liability Partner Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income and the consolidated statement of changes in net assets of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2011 and for the year from April 1, 2010 to March 31, 2011 in accordance with Article 444(4) of the Companies Act. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in Japan.

Additional Information:

As discussed in Note 20 to Consolidated Balance Sheet, the Company executed the acquisition and cancellation of its 1st series type 6 preferred stock on April 1, 2011, based on a resolution at the Meeting of the Board of Directors held on February 28, 2011.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 9, 2011

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC
Toshiharu Kawai (Seal) Designated Limited Liability Partner Certified Public Accountant

Hiroshi Takahashi (Seal) Designated Limited Liability Partner Certified Public Accountant

Hiroyuki Yamada (Seal) Designated Limited Liability Partner Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income and the statement of changes in net assets, and its supporting schedules of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2011 and for the 9th business year from April 1, 2010 to March 31, 2011 in accordance with Article 436(2)(i) of the Companies Act. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Additional Information:

As discussed in Notes to Significant Subsequent Events, the Company executed the acquisition and cancellation of its 1st series type 6 preferred stock on April 1, 2011, based on a resolution at the Meeting of the Board of Directors held on February 28, 2011.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Board of Corporate Auditors’ report Originally Issued in the Japanese Language]

Audit Report

The Board of Corporate Auditors, following deliberations on the reports made by each Corporate Auditor concerning the audit of performance of duties by Directors of the Company for the 9th fiscal year from April 1, 2010 to March 31, 2011, has prepared this audit report as a unanimous opinion of the Board of Corporate Auditors, consisting of six members, and hereby report as follows:

1.    Auditing Method Used by Each Corporate Auditor and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established auditing policies, including allocation of duties, and received reports from each Corporate Auditor regarding the progress and results of audits, as well as received reports from the Directors, other relevant personnel, and the Accounting Auditor regarding the performance of their duties, and sought explanations as necessary.

In accordance with the auditing policies, including allocation of duties for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor endeavored to gather information and create an improved environment for auditing through regular communication with the Directors, the Audit Department, and other relevant personnel. Corporate Auditors also attended meetings of the Board of Directors and other important meetings, received reports from the Directors, employees and other relevant personnel regarding the performance of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company. In addition, Corporate Auditors monitored and examined the content of resolutions made by the Board of Directors regarding the establishment of systems to ensure that the performance of duties by the Directors will be in compliance with the laws and regulations of Japan and with the Company’s Articles of Incorporation and other systems as provided for in Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act of Japan, which systems are necessary for ensuring that the Company’s business will be conducted properly. Moreover, Corporate Auditors monitored and examined the status of such systems that have been established in compliance with such resolutions (internal control systems). In regard to the Company’s internal control over financial reporting, Corporate Auditors received reports on the assessment of such internal control from the Directors and other relevant personnel; reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary. As for the subsidiaries of the Company, Corporate Auditors have shared information with the Directors and Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

Furthermore, the Corporate Auditors also monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. Corporate Auditors also received notification from the Accounting Auditor that “System for ensuring appropriate execution of the duties of the Accounting Auditor” (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the “Quality Control Standards for Auditing” (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the foregoing method, the Corporate Auditors reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2.	Audit Results
	(1)		Audit Results on the Business Report, etc.
A.

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.

We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors.

C.

In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the performance of duties by the Directors regarding the internal control systems including the internal control over financial reporting.

	(2)		Results of Audit of the Consolidated Financial Statements In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.
(3)

Results of Audit of the Financial Statements and Supplementary Schedules

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 10, 2011

The Board of Corporate Auditors of Sumitomo Mitsui Financial Group, Inc.

Standing Corporate Auditor (Full-Time)	Hiroki Nishio (Seal)
Standing Corporate Auditor (Full-Time)	Yoji Yamaguchi (Seal)
Standing Corporate Auditor (Full-Time)	Hideo Sawayama (Seal)
Corporate Auditor	Hiroshi Araki (Seal)
Corporate Auditor	Ikuo Uno (Seal)
Corporate Auditor	Satoshi Ito (Seal)

(Note)	Messrs. Hiroshi Araki, Ikuo Uno and Satoshi Ito are Outside Corporate Auditors pursuant to Article 2, Item 16 and Article 335, Paragraph 3 of the Companies Act of Japan.